December 18, 2018

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed December 12, 2018
           File No. 333-226111

Dear Mr. Chang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-3

Digital Currency Mining Operations, page 3

1. Please revise to expand your disclosure regarding the number of miners that are currently operating at your facility, and whether there are any expected changes that will correspond with the decreases in the amount of rent.
Development of a U.S.-based Digital Currency Exchange, page 4

2. Please revise to discuss the termination of your licensing and services agreement with
       Coinsquare, and to explain how the SynapseFi agreement will help you launch your platform. It appears that the master services agreement with Shift Markets may be a material agreement. Please disclose the material terms of the agreement, including what aspects of the platform operations will be provided by Shift Markets pursuant to the
 Robby Chang
FirstName LastNameRobby Chang
Riot Blockchain, Inc.
Comapany18, 2018 Blockchain, Inc.
December NameRiot
Page 2
December 18, 2018 Page 2
FirstName LastName
         agreement.
3. Please ensure that your current plans with respect to the SynapseFi and Shift Markets agreements and plans to launch a digital currency exchange and futures operation are clear and updated, including the business risks and challenges of launching these operations, the regulatory approvals that will be needed, and your anticipated timeline and estimated costs. For example, we note your statement on page 6 in the Annual Report on Form 10-
         K/A that was filed on June 29, 2018 that you intend to investigate licensing and suitability to serve customers in all states except Wyoming and Hawaii, but that you recently stated in your December 6, 2018 press release that you now plan to be operational in 24 states in the short term.
Liquidity and Capital Resources, page 5

4. We note your disclosure that you will require additional capital in order to meet your ordinary business obligations for the next twelve months. Please revise to also disclose how long you expect your business will be able to continue its current and planned operations if you are unable to secure additional capital.
Risk Factors
The price of our common stock may be inflated by the market price of digital currencies..., page
7

5.       We note your statement that your common stock may be perceived as a way of
         maintaining investment exposure to the blockchain and digital currency markets without exposing the investor to the risk of a particular digital currency. The statement appears to contradict your statements that the primary focus of the company is digital currency mining operations and that your mining operations are focused primarily on bitcoin mining. Please revise your disclosure accordingly.
Regulatory action against existing bitcoin and other digital currency exchanges
.. . ., page 10

6. You state that RiotX is being developed "to be resistant" to various hacking attacks.
         Please tell us what this statement means and expand your business disclosure regarding your proposed platform launch to explain the steps you have taken to achieve this goal.
         Please also include balancing disclosure to explain the security risks that remain.
 Robby Chang
Riot Blockchain, Inc.
December 18, 2018
Page 3

       Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any questions.



                                                        Sincerely,
FirstName LastNameRobby Chang
                                                        Division of Corporation
Finance
Comapany NameRiot Blockchain, Inc.
                                                        Office of Healthcare &
Insurance
December 18, 2018 Page 3
cc:       William Jackman
FirstName LastName